UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person

   Warrell, Jr., Raymond P.
   1275 York Avenue
   New York, NY 10021

2. Date of Event Requiring Statement (Month/Day/Year)

   12/1/99

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

   Genta Incorporated ("GNTA")

5. Relationship of Reporting Person(s) to Issuer (Check all applicable) (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

   President

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
   (Instr. 4)                              |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |   (Instr. 5)                                  |
                                           |   Owned              |   Indirect(I)  |                                               |
                                           |   (Instr. 4)         |   (Instr. 5)   |                                               |
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
None                                       |                      |                |                                               |
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                                           |                      |                |                                               |
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* If form is filed by more than one reporting person, see Instruction 5(b)(v).                                               (Over)
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.        SEC 1473 (7-96)

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


Form 3 (continued) Table II - Derivative  Securitites  Beneficially Owned (e.g.,
puts, calls, warrants, options, convertible securities)
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
  (Instr. 4)            |  Expiration       |  Securities (Instr.4) |         |exercise  |Form of      |   (Instr. 5)              |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
                        |         |         |                       |         |          |(Instr. 5)   |                           |
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
-----------------------------------------------------------------------------------------------------------------------------------|

Options to acquire      | 12/1/99 |12/1/09  |Common Stock, par      |3,100,000| $2.68    |   D         |                           |
Common Stock(1)         |                   |value $.001 per share  |         |          |             |                           |
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                        |                   |                       |         |          |             |                           |
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                        |                   |                       |         |          |             |                           |
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                        |                   |                       |         |          |             |                           |
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Explanation of Responses:

(1) These options are granted pursuant to a term sheet between Genta Incorporated and Dr. Raymond P. Warrell, initialed on December
1, 1999. Twenty-five percent of these options will vest as of December 1, 1999 upon the signing of an employment agreement. The remaining 75% will vest in 36 substantially equal installments over the following 36-month period.

**  Intentional misstatements or omissions of facts constitute Federal       /s/ Raymond P. Warrell               December 10, 1999
    Criminal Violations.                                                     --------------------------------     -----------------
    See 18 U.S.C. 1001 and 15 U.S. C. 78ff(a).                               ** Signature of Reporting Person          Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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